Exhibit 99.13

CONSENT

We hereby consent to the reference to our valuation, of certain trading property of Plaza Centers N.V. as of December 31, 2012, 2011, 2010, of certain trading property of Plaza Centers N.V., appearing in this Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ Jaroslav Kopac	/s/ James Kinnel
Jaroslav Kopac	James Kinnel
National Director	Regional Director CEE & SEE
Head of Valuation Hungary

Jones Lang LaSalle Kft

Budapest, Hungary
March 20, 2013